UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 31, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**
(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The information furnished in this item is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

On December 31, 2012, Raymond James Financial, Inc. (the "Company") distributed correspondence to its shareholders regarding the Company's financial results for the quarter ended September 30, 2012 which included the following letter:

Welcome to our fourth quarter report for the 2012 fiscal year ended September 30. In that our annual report is delayed to complete all the formal reviews and the audit associated with the year-end as well as the additional content included in our annual report, it is our custom to produce an unaudited fourth quarter report, which is available to you earlier and focuses on the three-month time frame.

Raymond James Financial attained quarterly net revenues of $1.07 billion, which were up 30% over last year's fourth quarter and only 2% beneath last quarter's record. Obviously, the two most recent quarters were positively impacted by the acquisition of Morgan Keegan on April 2, 2012. Net income of $83.3 million was up 21% from the comparable period last year and 9% over the June quarter. Accordingly, earnings per share were $0.60 per diluted share. Exclusive of the incremental costs of $19 million pre-tax associated with the Morgan Keegan acquisition in the quarter, non-GAAP net income was $95.7 million, or $0.69 per fully diluted share, up 33% from the prior year's comparable earnings and up 8% from the June quarter.

Apart from the addition of Morgan Keegan, there was very little revenue growth in the quarter compared to the prior year, as many investors stayed on the sidelines in light of continuing European economic instability, uncertainty related to the presidential election and a perceived slowdown in corporate earnings growth. The quarter's net income benefited from a lower than normal tax rate due primarily to a significant non-taxable gain in the value of our corporate-owned life insurance investments. Furthermore, as we expand upon later in this letter, Raymond James Bank generated another quarter of record earnings to more than offset the lack of earnings in Equity Capital Markets.

Net revenues for the 2012 fiscal year were a record $3.8 billion, reflecting an increase of 14% over last year. Record net income of $296 million was up 6% over last year. Diluted earnings per share on a GAAP basis were $2.20. Excluding $59 million of pre-tax charges for acquisition-related expenses and adjustments, net income was $334 million, or $2.51 per diluted share on a non-GAAP basis. Those adjustments include (1) interest expenses on advance debt financing in anticipation of the Morgan Keegan closing on April 2, 2012, (2) one-time, non-recurring acquisition and integration costs incurred as a consequence of the transaction and (3) the impact of new common shares issued as part of the acquisition funding from the date of their issue until the closing date of the acquisition, on the weighted average common shares outstanding in the computation of earnings per share. The 2011 non-GAAP earnings also reflect an adjustment for the non-recurring loss arising from the June 2011 settlement of the auction rate securities matter.

On September 30, 2012, shareholders' equity was $3.27 billion, up from $2.6 billion at the beginning of the year, reflecting mainly the addition of net income, less dividends and the proceeds of the sale of shares of common stock to provide a portion of the financing of the Morgan Keegan acquisition. The book value per share at year-end was $24.02. The after-tax margin on net revenues in the fourth quarter and for the year, respectively, were 7.8% (9% non-GAAP) and 7.8% (8.8% non-GAAP). The annualized rate of return on average equity was 10.4% (12% non-GAAP) for the quarter and 9.74% (11% non-GAAP) for the year.

The Private Client Group's contribution to pre-tax income declined 21% in the fourth quarter from last year's comparable quarter, even though revenues increased 26% due to the Morgan Keegan acquisition. Assets under management were low at the beginning of quarter, which reduced fee revenues, and IT and integration expenses were higher. In addition, retention payments associated with Morgan Keegan personnel are now being amortized, and there was a $5 million one-time catch-up charge in the fourth quarter associated with non-qualified benefit plan accounting. Since client assets under management grew 5% in the quarter, fee revenues will be favorably impacted in the first quarter of 2013. Although the total count of financial advisors was down by 37 in the quarter to 6,330, that reflects the anticipated attrition of 46 lower-producing Morgan Keegan financial advisors, who weren't offered retention packages. Actually, recruiting results in both the employee and independent contractor firms are very good, and the prospect pipeline is growing rapidly.

Although Capital Markets generated a dramatically higher pre-tax profit contribution of $23 million, up from $5.5 million last year, that reflects much better results in Fixed Income, driven by the Morgan Keegan acquisition. In spite of a continuation of historically low interest rates, the Fixed Income Capital Markets area is performing very well. Equity Capital Markets activity has been lackluster industrywide, while at the same time compensation expenses are high because of the merger. Management is focusing on reducing expense levels to reflect structural changes in this industry segment. Nonetheless, we do believe that the business will rebound somewhat from these cyclical lows in 2013.

The Asset Management segment contributed $17.8 million in pre-tax profits, flat with last year, in spite of an annual increase of 33% in assets under management. The major cause of that incongruity is that revenues only increased 8% as a high percentage of the new assets were allocated to fixed income with lower fees. Moreover, much of the asset growth occurred in the fourth quarter, which won't materially impact revenues until the first quarter of 2013. In addition to this favorable harbinger for the future, Eagle hired an experienced, highly rated team of small- and mid-cap portfolio managers to provide more capacity in those disciplines. Subsequent to the end of the fiscal year, the Asset Management Group also announced the purchase of a substantial minority interest in ClariVest Asset Management, LLC, which offers a number of asset management products, utilizing quantitative screens, which will particularly enhance our large-cap offerings. We are excited to add both of these teams' products to our retail and institutional product offerings as they possess excellent performance records.

Raymond James Bank increased its pre-tax profit contribution by 66% over last year's fourth quarter profit to a record $70 million. The bank's net loans have increased by 22% from last September to $8 billion in spite of continuing corporate loan pay-downs, which are fueled by growing corporate free cash flows and an accommodative market for public debt. At the same time, non-performing loans and "other real estate owned" declined considerably over the year. The bank also completed the purchase of $185 million of securities-based loans from Regions Bank in July pursuant to the Morgan Keegan acquisition agreement.

During the quarter, our employees received recognition for themselves and the firm. At year-end, we're always reminded that we owe all of our success to those who remain dedicated in their commitments to serving our clients, whether these clients are individuals, corporations, institutions or governmental bodies. Our values are manifested in awards like these throughout the year. For the third time in the last four years, our Canadian subsidiary, Raymond James Ltd., ranked highest in investor satisfaction among Canadian full-service brokerage firms in the J.D. Power and Associates 2012 Full Service Investor Satisfaction Survey. In July 2012, Thomson Reuters named Raymond James/ Morgan Keegan a top 10 municipal bond underwriter nationally in the first half of 2012 for providing financing to vital industries including airports, healthcare, schools and single-family housing.

Greenwich Associates named Raymond James a 2012 Greenwich Associates Leader for U.S. Equities in three categories. In The Financial Times 2012 Starmine Analysts Awards, 12 Raymond James analysts received 11 awards, ranking the firm ninth among all U.S. brokerage firms.

Quite appropriately, we celebrated our 50th Anniversary (August 16, 2012) with superb results and our largest acquisition in history. As we spend time with our new associates from Morgan Keegan to familiarize them with our systems, policies and procedures, we couldn't be more pleased. At the same time, we recognize the challenge to move their Private Client Group to our platform in February with minimal disruption to the lives of our clients and new financial advisors who serve them is the remaining vital element in completing a successful integration, which will engender operational synergies.

In these uncertain and somewhat rocky times, we recognize that we must convert opportunity to results for our shareholders. That may be difficult in light of the economic challenges here and abroad, but we must execute - at the firm, in our industry and, first and foremost, for our clients and shareholders.

Sincerely,

Thomas A. James
Chairman

Paul C. Reilly
CEO

November 16, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 2, 2013   By: /s/ Jeffrey P. Julien

                                               Jeffrey P. Julien
                                               Executive Vice President - Finance,
                                               Chief Financial Officer and Treasurer